# A2Z Signs Distribution Agreement with Regional Partner in Italy

**TEL AVIV, ISRAEL / ACCESSWIRE / September 22, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQX: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology including the Cust2Mate Smart Cart Platform, today announced that it has signed a distribution agreement with POLIT100 for the promotion, distribution and service of the Company's Cust2Mate Smart Shopping Carts throughout Italy.

The Cust2Mate Smart Cart Platform intelligently recognizes every purchased item, enables in-cart payment so that shoppers skip long checkout lines and allows retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

According to the terms of the partnership, POLIT100 will:

- Promote Cust2Mate products
- Identify relevant opportunities and make initial contact with retailers
- Distribute Cust2Mate Smart Shopping Carts and provide all logistical and hardware maintenance including spare parts service
- Provide Tier 1 and Tier 2 technical support
- Train store employees to properly use Cust2Mate products

Rafi Yam, CEO of Cust2Mate, stated, "We are thrilled to partner with POLIT100 for the marketing and distribution of our Cust2Mate Smart Shopping Carts. This agreement is an important next step in our growth strategy as we continue to build on our recent partnership with Flex for the mass production of our carts. Our goal is to mass produce and distribute our Cust2Mate Smart Shopping Cart Platform on a global scale and this partnership with POLIT100 brings us closer to that objective by providing us with extensive distribution capabilities in the Italian market."

Liron Ben Hur, Director of POLIT100, commented, "We are excited working with A2Z to promote, distribute and service their Cust2Mate Smart Shopping Carts. We have substantial experience operating in both the Italian and other European markets, and we look forward to being one of the first distributors to bring this cutting-edge technology to retail stores and shoppers in the region."

**About A2Z Smart Technologies Corp**

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping

experience by wisely recognize purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides supermarket heat maps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

**Cautionary Statement Regarding Forward-Looking Statements**

The TSX Venture Exchange Inc. has in no way issued any judgments on the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

**Contact Information:**

**IMS Investor Relations**

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com

**A2Z Smart Technologies Corp.**

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com